UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	October 2005
Commission File Number:	000-26296

Petaquilla Minerals Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1K8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [✓]  Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [✓]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [  ]

FORM 52-109FT2

Certification of Interim Filings

I, Michael Levy, President and Director of Petaquilla Minerals Ltd., certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending October 31, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: December 13, 2005

“Michael Levy”
Michael Levy
President and Director

FORM 52-109FT2

Certification of Interim Filings

I, Kenneth W. Morgan, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending October 31, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: December 13, 2005

“Kenneth W. Morgan”
Kenneth W. Morgan
Chief Financial Officer

PETAQUILLA MINERALS LTD.

MANAGEMENT DISCUSSION FOR THE NINE MONTHS ENDED OCTOBER 31, 2005

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the Petaquilla Minerals Ltd. (the “Company”) financial statements. The information provided herein should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes for the nine months ended October 31, 2005 and 2005. The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Petaquilla Minerals Ltd. (“PTQ”) owns 52% of the copper/gold porphyry system in Panama known as the Minera Petaquilla project.  Inmet Mining Ltd. (“Inmet”) owns the remaining 48%.  At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

In January 1998, a bankable final feasibility study on the Minera Petaquilla project was completed by H.A. Simons Ltd. on behalf of Teck. Teck is entitled to elect and has elected to defer its decision whether or not to place the Minera Petaquilla project into production and thereby complete its acquisition of one half of the Company's interest in the Minera Petaquilla project. The deferral was based on Teck's view that the property was uneconomic at that time.

On June 1, 2005 , the Company entered into an agreement with Teck and Inmet whereby the Company may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the Company, Teck and Inmet .

The Company intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit.  In addition, the Company intends to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within its wholly owned properties surrounding the Minera Petaquilla concession.

On April 26, 2005, the Company and Inmet waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable feasibility study to our company in 2005.  The Company chose to waive Teck's obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated study become appropriate, the Company will request Teck to deliver an updated version of the final bankable feasibility study.

OVERALL PERFORMANCE

Teck-Inmet Agreement

On June 1, 2005, the Company entered into the Molejon Gold Project Agreement (the “Agreement”), which formalizes the Letter of Intent announced on December 13, 2004.

According to the Agreement, Teck and Inmet have agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold deposits occurring on the partners’ joint venture lands to PTQ, subject to the Government of Panama accepting a multi-phase mine development plan on terms acceptable to Teck, Inmet and the Company.

In addition, the partners have agreed to conduct a review of strategic alternatives in order to potentially advance the development of the jointly owned Minera Petaquilla S.A. copper project.

Mine Plan

During the period, the Government of Panama approved the multi-phase mine development plan (the “Plan”). The first phase of the Plan is the development of the Molejon Gold Deposit by the Company commencing in 2006. The development of the world-class Petaquilla copper deposit is included in subsequent phases of the Plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by the Company, Teck and Inmet.

Molejon Project

Since signing the Letter of Intent with Teck and Inmet on December 13, 2004, which resulted in the Agreement dated June 1, 2005, the Company has achieved a number of its objectives.

The Company spent $1,396,056 in resource property costs during the nine months ended October 31, 2005. A base camp has been re-established at the Company’s advanced stage epithermal Molejon gold deposit in Panama. In addition, the Company has now completed in excess of 5,000 meters of trenching, with 3,000 samples collected and assayed.

Steffan, Robertson & Kirsten (“SRK”) completed a NI43-101 compliant mineral resource estimate on the Molejon gold deposit and presented it to the Company in October. The report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off gradeof 0.500 g/t Au. This represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 g/t for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

The drill program scheduled for the fall of 2005 will now commence early 2006.

The Company expects that this upcoming drill program will add both ounces and grade to the published resource estimate for Molejon.

Rio Belencillo Option

On May 7, 2005, the Company granted Gold Dragon Capital Management Ltd. (“Gold Dragon”) an option (the “Option”) to purchase its interests in the Rio Belencillo and Rio Petaquilla concessions in Panama for $1,152,400, payable in capital stock of Gold Dragon. In order to activate the Option, Gold Dragon must evidence ownership of a minimum of at least 2% of the issued and outstanding shares of PTQ within 120 days of the execution of the Option Agreement.

Initial exploration on the Rio Belencillo by Madison Enterprises Corp. included 3,756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

Reorganization Plan

The Company announced that it intends to submit a reorganization plan to shareholders at an extraordinary shareholder meeting to be held early in 2006. The plan would separate PTQ’s precious metals deposits and its exploration lands from its Minera Petaquilla S.A. porphyry copper deposits in north-central Panama.

SELECTED ANNUAL INFORMATION

Years ended January 31,
	2005	2004	2003
Loss for the year	1,798,273 (1)	811,190 (2	214,102
Basic and diluted loss per share	(0.04) (1)	(0.02) (2)	(0.01)
Total assets at end of year	1,989,474 (3)	2,670,561 (4)	1,196,640

(1)

includes $716,876 stock-based compensation

(2)

includes $242,469 stock-based compensation

(3)

decrease as compared to total assets as at January 31, 2004 is primarily a result of expenditures on property exploration and general and administrative paid during the year

(4)

increase as compared to total assets as at January 31, 2003 is primarily a result of cash acquired from two non-brokered private placements for net proceeds of $2,025,000 less cash used for operating activities

OPERATIONS AND FINANCIAL CONDITION

The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At October 31, 2005, the Company had total assets of $2,443,333 as compared with $1,989,474 at January 31, 2005. This increase is primarily attributable to an increase in cash from the exercise of warrants during the period. Working capital at October 31, 2005 increased to $1,217,513 from working capital of $870,543 at January 31, 2005 as a result of cash received from the exercise of warrants during the period.

Expenses for the nine-month period ended October 31, 2005 were $3,882,638, a substantial increase from $1,183,329 for the nine-month period ended October 31, 2004. The increase in expenses are primarily a response by the Company to improving precious and base metal prices, which have caused renewed interest in copper-gold properties such as the Company’s Petaquilla Property. The Company's largest cash outflow in the nine-month period ended October 31, 2005 were resource property costs of $1,396,056, compared to only $52,406 in the comparable period of the prior year. It is expected that, subject to obtaining sufficient financing, resource property costs will increase in future periods as the Company continues to develop its Molejon property. Stock-based compensation, a non-cash expense, increased to $1,155,002 compared to $529,144 in the comparable period of the prior year, as a result of the 5,173,000 stock options granted during the nine-month period ended October 31, 2005, compared to 2,570,000 stock options granted in the same period last year. Investor relations and shareholder information expense, office administration expense and wages and benefits expense increased to $214,067, $154,954 and $274,502 from $57,432, $41,932 and $219,749, respectively, in the comparable period of the prior year. Accounting and legal expense and consulting expense also increased to $154,741 and $220,541 from $105,368 and $45,257, respectively, in the comparable period of the prior year. The Company also received net proceeds of $1,910,635 from the issuance of capital stock as a result of the exercise of options and warrants, compared to $304,325 in the comparable period of the prior year.

During the period, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for net proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit in the current period.

During the nine-month period ended October 31, 2005, the Company recorded an exchange loss of $54,022 and interest income of $24,041. During the nine-month period ended October 31, 2004, the Company recorded interest income of $13,145, a write-down of property and equipment of $42,705, a gain on redemption of performance bond of $198,142 and an exchange loss of $176,408.

The net loss for the nine-month period ended October 31, 2005 was $3,912,619 or $0.07 per share as compared with a net loss for the nine-month period ended October 31, 2004 of $1,191,155 or $0.02 per share.

SUMMARY OF QUARTERLY RESULTS

	2005 Oct 31 Q3	2005 Jul 31 Q2	2005 Apr 30 Q1	2005 Jan 31 Q4	2004 Oct 31 Q3	2004 Jul 31 Q2	2004 Apr 30 Q1	2004 Jan 31 Q4
Total revenue	$0	$0	$0	$0	$0	$0	$0	$0
Earnings (loss) before extraordinary items	(1,405,686)	(1,407,029)	(1,099,904)	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)
Per Share[1]	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)
Net earnings (loss) for the period	(1,405,686)	(1,407,029)	(1,099,904)	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)
Per Share[1]	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

RELATED PARTY TRANSACTIONS

During the period ended October 31, 2005:

a)

  The Company paid consulting fees of $82,509 (2004: $68,760) to companies controlled by directors.

b)

  The Company paid wages of $125,975 (2004: $85,000) to directors.

c)

  Included in accounts payable at October 31, 2005 is $2,548 (2004: $6,416) due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CAPITAL STOCK

The authorized share capital consists of 100,000,000 common shares without par value and 20,000,000 preferred shares without par value. As at October 31, 2005, an aggregate of 58,848,406 common shares were issued and outstanding of which 44,200 were repurchased and held as treasury stock. As of the date of this report, 59,806,433 common shares were issued and outstanding with 44,200 common shares being held as treasury stock.

The Company has the following warrants outstanding as at October 31, 2005:

Number of shares

Exercise price

Expiry date

848,027*

$ 0.25

November 18, 2005

The following summarizes information about the stock options outstanding as at October 31, 2005:

   Weighted average

Number of options

remaining contractual

Number of options

Exercise price

     outstanding

         life (years)

  exercisable

$ 0.23

142,400

2.90

142,400

$ 0.42

620,000

3.49

620,000

$ 0.42

110,000

*

0.11

60,000

$ 0.50

200,000

4.19

166,667

$ 0.50

1,095,000

4.49

410,300

$ 0.50

2,800,000

4.70

633,200

$ 0.385

463,000

4.81

463,000

$ 0.50

150,000

4.87

16,600

$ 0.48

250,000

4.89

28,000

$ 0.62

385,000

4.93

385,000

6,215,400

2,925,167

*The Company received $258,207 and issued 958,027 shares for the exercise of options and warrants   between October 31, 2005 and the date of this report.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2005, the Company has working capital of $1,217,513 (January 31, 2005 - $870,543). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

PROPOSED TRANSACTIONS

The Company is not contemplating any other transactions which have not already been disclosed.

SUBSEQUENT EVENT

Subsequent to period end, the Company arranged a private placement financing at $0.95 per Unit for gross proceeds of $10,000,000, subject to regulatory approval. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant. One common share purchase warrant entitles the holder to purchase one share of common stock of the Company at a price of $1.20 per share, if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 per share for 10 consecutive trading days. The common shares purchased and the common shares purchased resulting from the exercise of the warrants are subject to a four-month plus one day hold period from the distribution date. The proceeds of the private placement are used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.

FORWARD-LOOKING STATEMENTS

Certain information regarding the Company as set forth in the MD&A, including management’s assessment of the Company’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits the Company will derive there from.

ADDITIONAL INFORMATION

Additional information relating too the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

Nine Months Ended October 31, 2005

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying  unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Michael Levy”

President

“Kenneth W. Morgan”

Chief Financial Officer

December 7, 2005

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		October 31, 2005	January 31, 2005 (Audited)

ASSETS

Current
Cash and cash equivalents		$ 1,233,666	$ 891,548
Receivables		68,806	71,263
Prepaid expenses		44,988	10,783

Total current assets		1,347,460	973,594

Property and equipment (Note 4)		175,395	49,825

Performance bond – restricted cash (Note 5)		920,478	966,055

		$ 2,443,333	$ 1,989,474

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 78,869	$ 51,973
Other accrued liabilities		51,078	51,078

Total current liabilities		129,947	103,051

Shareholders' equity
Capital stock (Note 7)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
58,848,406	(January 31, 2005 – 51,264,537) common shares	54,716,932	51,430,792
Contributed surplus (Note 7)		666,928	887,432
Deficit		(52,903,493)	(44,143,412)

		2,480,367	8,174,812
Treasury stock, at cost (Note 10)
Repurchased, not cancelled
44,200	(January 31, 2005 – 1,660,200) common shares	(166,981)	(6,288,389)

		2,313,386	1,886,423

		$ 2,443,333	$ 1,989,474

Nature of operations and going concern (Note 1)

On behalf of the Board:

“Michael Levy”	Director	“Kenneth W. Morgan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

PERIODS ENDED OCTOBER 31

	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004

EXPENSES
Accounting and legal	$ 13,543	$ 37,643	$ 154,741	$ 105,368
Consulting fees	160,872	13,055	220,541	45,257
Depreciation	12,753	1,219	27,026	3,058
Filing fees	1,944	4,494	10,137	23,329
Insurance	394	187	943	360
Investor relations and shareholder information	77,494	9,192	214,067	57,432
Office administration	48,821	14,071	154,954	41,932
Rent	20,819	22,492	65,502	55,554
Resource property costs	486,029	-	1,396,056	52,406
Stock-based compensation (Note 8)	283,587	148,619	1,155,002	529,144
Travel	114,936	41,195	209,167	49,740
Wages and benefits	154,325	52,920	274,502	219,749

Total expenses	(1,375,517)	(345,087)	(3,882,638)	(1,183,329)

OTHER INCOME (EXPENSE)
Foreign exchange (loss)	(38,888)	(91,272)	(54,022)	(176,408)
Write-down of property and equipment	-	-	-	(42,705)
Gain on redemption of performance bond	-	-	-	198,142
Interest income and amortization of discount on bond	8,719	2,117	24,041	13,145

	(30,169)	(89,155)	(29,981)	(7,826)

Loss for the period	(1,405,686)	(434,242)	(3,912,619) (756,913)	(1,191,155)

Deficit, beginning of period	(48,224,360)	(43,102,052)	(44,143,412)	(42,345,139)
Loss on sale of treasury stock (Note 10)	(3,273,447)	-	(4,847,462)	-

Deficit, end of period	$ (52,903,493)	$ (43,536,294)	$ (52,903,493)	$ (43,536,294)

Basic and diluted loss per share	$ (0.03)	$ (0.01)	$ (0.07)	$ (0.02)

Weighted average number of shares outstanding	56,208,918	49,034,752	52,503,089	48,491,362

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

PERIODS ENDED OCTOBER 31

	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,405,686)	$ (434,242)	$ (3,912,619)	$ (1,191,155)
Items not affecting cash:
Depreciation	12,753	1,219	27,026	3,058
Stock-based compensation	283,587	148,619	1,155,002	529,144
Foreign exchange loss (gain) on performance bond	41,333	110,306	45,844	(115,247)
Write-down of property and equipment	-	-	-	42,705

Changes in non-cash working capital items:
(Increase) decrease in receivables	(23,532)	9,319	2,457	31,156
(Increase) decrease in prepaid expenses	(786)	933	(34,205)	(2,286)
(Decrease) increase in accounts payable and accrued liabilities	27,467	14,710	26,896	12,527

Net cash used in operating activities	(1,064,864)	(149,136)	(2,689,599)	(690,098)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of treasury stock	953,961	-	1,273,946	-
Net proceeds from issuance of capital stock	1,280,798	12,000	1,910,635	304,325

Net cash provided by financing activities	2,234,759	12,000	3,184,581	304,325

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(52,421)	(11,438)	(152,864)	(37,015)
Purchase of performance bond	-	-	-	(1,035,060)
Proceeds from redemption of performance bond	-	-	-	891,908

Net cash used in investing activities	(52,421)	(11,438)	(152,864)	(180,167)

Change in cash and cash equivalents	1,117,474	(148,574)	342,118	(565,940)

Cash and cash equivalents, beginning of period	116,192	1,419,099	891,548	1,836,465

Cash and cash equivalents, end of period	$ 1,233,666	$ 1,270,525	$ 1,233,666	$ 1,270,525

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to Petaquilla Minerals Ltd. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At October 31, 2005, the Company has working capital of $1,217,513 (January 31, 2005 - $870,543). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (January 31, 2005 - $Nil) and a market value of $55,691 (January 31, 2005 - $37,419).

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

4.

PROPERTY AND EQUIPMENT

		October 31, 2005			January 31, 2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 114,103	$ 15,840	$ 98,263	$ 12,530	$ 2,202	$ 10,328
Equipment	47,462	8,676	38,786	15,384	2,308	13,076
Furniture and fixtures	12,420	2,652	9,768	10,780	1,078	9,702
Leasehold improvements	8,951	2,380	6,571	7,781	778	7,003
Office equipment	13,789	2,757	11,032	10,796	1,080	9,716
Vehicles	12,362	1,387	10,975	10,796	1,080	9,716

	$ 209,087	$ 33,692	$ 175,395	$ 57,271	$ 7,446	$ 49,825

During the year ended January 31, 2005, the Company wrote-off to operations certain property and equipment with a net book value of $44,855.

5.

PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.  The Company subsequently pledged a guaranteed investment certificate in the amount of $1,035,060 (US$780,000) as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

6.

RESOURCE PROPERTIES

Petaquilla Property, Panama

The Company, through its wholly owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the period within which mine development is required to commence on the property expires May 2006.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

iii)

Arrange project financing for Minera Petaquilla for completion of development of the Petaquilla

Property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck is committed to annually deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

6.

RESOURCE PROPERTIES (cont’d…)

Petaquilla Property, Panama (cont’d…)

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment as outlined above.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Petaquilla property.

During the year ended January 31, 2002, the Company recorded a write-down of the property of $32,628,433 as a result of depressed copper prices which made development of the Petaquilla property uneconomic.

In December 2004, the Company, Teck and Inmet completed a non-binding letter of intent whereby the parties agreed in principle to work together to jointly propose to the Government of Panama a potential phased development of the Petaquilla property with the first phase being the development of the Molejon gold deposit. The objective is to obtain

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

6.

RESOURCE PROPERTIES (cont’d…)

Petaquilla Property, Panama (cont’d…)

approval of a conditional multi-phase mine development that will increase the production decision period on the copper phase by two years. The Molejon deposit will be transferred to the Company when the mine development plan on the Petaquilla concession is secured from the Government of Panama.

In April 2005, the Company and Inmet waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable feasibility study to the Company in 2005.  The Company chose to waive Teck's obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated study become appropriate, the Company will request Teck to deliver an updated version of the final bankable feasibility study.

In June 2005, the Company entered into the Molejon Gold Project Agreement (the “Agreement”), which formalizes the Letter of Intent announced in December 2004.

According to the Agreement, Teck and Inmet have agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold deposits occurring on the partners’ joint venture lands to PTQ, subject to the Government of Panama accepting a multi-phase mine development plan on terms acceptable to Teck, Inmet and the Company.

In addition, the partners have agreed to conduct a review of strategic alternatives in order to potentially advance the development of the jointly owned Minera Petaquilla S.A. copper project.

During the period ended October 31, 2005, the Government of Panama approved the multi-phase mine development plan (the “Plan”). The first phase of the Plan is the development of the Molejon Gold Deposit by the Company commencing in 2006. The development of the world-class Petaquilla copper deposit is included in subsequent phases of the Plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by the Company, Teck and Inmet.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2004	48,829,542	$ 50,849,326	$ 327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	$ 51,430,792	$ 887,432
Exercise of stock options	881,400	399,566	(164,548)
Exercise of warrants	6,702,469	2,886,574	(1,210,958)
Stock-based compensation	-	-	1,155,002

Balance as at October 31, 2005	58,848,406	$ 54,716,932	$ 666,928

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

8.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2004	3,089,297	$ 0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	5,173,000	0.50
Exercised	(881,400)	0.27
Expired	-	-
Forfeited	(450,000)	0.42

Balance at October 31, 2005	6,215,400	$ 0.48
Number of stock options exercisable	2,925,167

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

8.

STOCK OPTIONS  (cont’d…)

As at October 31, 2005, the following stock options were outstanding as follows:

Number of Shares	Exercise Price	Expiry Date

142,400	$ 0.23	September 24, 2008
620,000	$ 0.42	April 28, 2009
110,000	* $ 0.42	December 10, 2005
200,000	$ 0.50	January 10, 2010
1,095,000	$ 0.50	April 21, 2010
2,800,000	$ 0.50	July 11, 2010
463,000	$ 0.385	August 23, 2010
150,000	$ 0.50	September 13, 2010
250,000	$ 0.48	September 21, 2010
385,000	$ 0.62	October 5, 2010

*Subsequent to period end, these options were exercised.

Total stock options granted during the period ended October 31, 2005 are 5,173,000. Total stock-based compensation for the fair value of stock options granted during the current period was $1,155,002 which has been recorded in the interim consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Period Ended October 31, 2005
Risk-free interest	3.31%
Expected dividend yield	-
Expected stock price volatility	69%
Expected option life in years	2 years

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

9.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2004	7,799,994	$ 0.25

Issued	-	-
Exercised	249,498	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	0.25

Issued	-	-
Exercised	6,702,469	0.25
Expired	-	-

Balance at October 31, 2005	848,027	$ 0.25

As at October 31, 2005, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

848,027*	$ 0.25	November 18, 2005

*Subsequent to period end, these warrants were exercised.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

OCTOBER 31, 2005

10.

TREASURY STOCK

During the period ended October 31, 2005, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for net proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit in the current period.

11.

RELATED PARTY TRANSACTIONS

During the period ended October 31, 2005:

a)

  The Company paid consulting fees of $82,509 (2004: $68,760) to companies controlled by directors.

b)

  The Company paid wages of $125,975 (2004: $85,000) to directors.

c)

  Included in accounts payable at October 31, 2005 is $2,548 (2004: $6,416) due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

SUBSEQUENT EVENT

Subsequent to period end, the Company arranged a private placement financing at $0.95 per Unit for gross proceeds of $10,000,000, subject to regulatory approval. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant. One common share purchase warrant entitles the holder to purchase one share of common stock of the Company at a price of $1.20 per share, if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 per share for 10 consecutive trading days. The common shares purchased and the common shares purchased resulting from the exercise of the warrants are subject to a four-month plus one day hold period from the distribution date. The proceeds of the private placement are used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.